NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces 2008 Fourth Quarter and Year End Results

Calgary, Alberta, January 29, 2009 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) reported record net income of $8.8 million or $0.48 per share (basic) for the fourth quarter ended December 31, 2008, an increase of 267% over the $2.4 million or $0.13 per share earned in the fourth quarter ended December 31, 2007.  For 2008, net income was $21.7 million or $1.19 per share (basic), an increase of 60% over the $13.6 million or $0.74 per share of net income earned in 2007.

Financial Highlights

(millions of Cdn.$ except per share data)	Three Months Ended December 31		Year Ended December 31
	2008	2007	2008	2007
	(unaudited)		(unaudited)

Sales	$ 161.2	$ 112.3	$ 547.4	$ 466.3

Gross profit	33.9	20.4	107.7	84.6
Gross profit - % of sales	0.2%	0.2%	0.2%	0.2%

EBITDA(1)	14.3	5.1	35.8	25.7
EBITDA(1) % of sales	0.1%	0.0%	0.1%	0.1%

Net income	$ 8.8	$ 2.4	$ 21.7	$ 13.6

Per share - basic	$ 0.48	$ 0.13	$ 1.19	$ 0.74
- diluted	$ 0.47	$ 0.13	$ 1.17	$ 0.72

Net working capital (2)	$ 142.8	$ 134.7
Bank operating loan (2)	$ 34.9	$ 44.3

“2008 was the second most profitable year in the Company’s history. CE Franklin is entering a challenging business environment in 2009 with a strong balance sheet and attractive strategies to strengthen its distribution network, product lines and end use markets,” said Michael West, President and CEO.

Net income for the fourth quarter of 2008 was a record $8.8 million, up $6.4 million from the fourth quarter of 2007. Sales reached $161.2 million, an increase of $48.9 million (44%) from the fourth quarter of 2007.   Capital project business comprised 60% of sales, and increased $34.6 million (55%) over the prior year period, driven by a 39% increase in well completions over the comparable period.  Continued growth of oil sands revenues and increased tubular steel sales also contributed to increased capital project sales.  Extremely tight tubular steel supply conditions during 2008 have resulted in product cost increases in excess of 50%, and contributed to the increase in sales. The acquisition of JEN Supply Inc. (“JEN Supply”) in the fourth quarter of 2007 contributed to the increase in Maintenance, Repair and Operating supplies (“MRO”) sales.  Gross profit increased by $13.5 million (66%) over the prior year period due to the increase in sales and gross profit margins. Gross profit margins for the fourth quarter were 21.0% up from the prior year period at 18.2%.  Selling, general and administrative expenses increased by $4.1 million to $19.4 million for the quarter due to increased variable compensation driven by the increase in earnings, increased facility costs with the opening of the new Edmonton Distribution Centre during the second quarter, and the addition of the JEN Supply operating costs. Lower interest expense was associated with reduced average debt levels and lower floating interest rates in the fourth quarter of 2008 as compared to the same period in 2007.  Income taxes increased by $3.2 million in the fourth quarter compared to the prior year period due to higher pre-tax earnings offset slightly by a reduction in income tax rates.  The weighted average number of shares outstanding during the fourth quarter was down slightly from the prior year period. Net income per share (basic) was $0.48 in the fourth quarter of 2008, an increase of 269% over the $0.13 earned in the fourth quarter of 2007, consistent with the increase in net earnings.

Net income for the year ended December 31, 2008 was $21.7 million, up $8.1 million (60%) from the year ended December 31, 2007.  Sales reached $547.4 million, up $81.2 million (17%) compared to the prior year. The increase in sales was attributable to increased tubular product prices, the acquisitions of JEN Supply and Full Tilt Field Services Limited (“Full Tilt”) and increased oil sands and conventional oilfield market share and industry activity. Average rig count increased by 8% and well completions increased by 2% from prior year levels. Gross profit increased by $23.1 million (27%) over the prior year to a record $107.7 million, due to increased sales and gross profit margins.  Increased supplier rebates associated with higher purchasing levels, and increased tubular margins were the principal reasons for the improvement in margins. Selling, general and administrative expenses increased by $13.5 million (23%) in 2008 to $71.6 million due to the addition of operating expenses associated with the JEN Supply and Full Tilt acquisitions, increased variable compensation expense driven by the increase in earnings, and increased facility costs associated with the opening of the new Distribution Centre in the second quarter of 2008. Interest expense declined due to reduced average debt levels and floating interest rates in 2008.  Income taxes increased by $3.4 million in 2008 due to higher pre-tax earnings offset slightly by a reduction in income tax rates. The weighted average number of shares outstanding during the year was down slightly compared to the prior year. Net income per share (basic) was $1.19 for the year, an increase of 61%, consistent with the increase in net income.

Business Outlook

The recent upheaval in global credit markets has contributed to significant capital market volatility, resulting in deleveraging, repricing of risk and ultimately the retrenchment of consumption.  Oil and gas markets have experienced similar upheaval.  Our customers continue to assess the impact of these changes on their businesses and capital expenditure plans in 2009.  We expect oil and gas well completions will decline sharply in 2009 to levels not seen since 2002.  Approximately 60% of the Company’s sales are driven by our customers’ capital project expenditures.

The Company expects these conditions will contribute to increased consolidation of oil and gas customers, stable to deflationary product costs and improved labour availability.  We enter 2009 with a strong balance sheet and are positioned to pursue our strategies to increase market share in both the conventional oilfield and oil sands markets.

Over the medium to longer term, the Company is confident that it can continue to strengthen and improve the profitability of its distribution network by expanding its product lines, supplier relationships and capability to service additional oil and gas and industrial end use markets.

(1)

EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA and EBITDA as a percentage of sales because it is used by management as supplemental measures of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income, as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  A reconciliation of EBITDA to Net income is provided within the table on page 4 of this press release. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

(2)

Net working capital is defined as current assets less accounts payable and accrued liabilities, income taxes payable and other current liabilities.  Net working capital and Bank operating loan are as at quarter end.

Overview

CE Franklin is a leading distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies primarily to the oil and gas industry in Canada through its 44 branches situated in towns and cities that serve oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes similar products to the oil sands, refining, and petrochemical industries and non-oilfield related industries such as forestry and mining.

The Company’s branch operations service over 3,000 customers by providing the right materials where and when they are needed, and for the best value.  Our branches, supported by our centralized distribution centre in Edmonton, Alberta, stock over 25,000 stock keeping units.  This infrastructure enables us to provide our customers with the products they need on a same day or over night basis.  Our centralized inventory and procurement capabilities allow us to leverage our scale to enable industry leading hub and spoke purchasing and logistics capabilities. The branches are also supported by services provided by the Company’s corporate office in Calgary, Alberta including sales, marketing, product expertise, logistics, invoicing, credit and collection and other business services.

The Company’s shares trade on the TSX (“CFT”) and AMEX (“CFK”) stock exchanges.  Smith International Inc., a major oilfield service company based in the United States, owns 54% of the Company’s shares.

Business and Operating Strategy

The Company is pursuing the following strategies to grow its business profitably:

•

Expand the reach and market share serviced by our distribution network.  We are focusing our sales efforts and product offering on servicing complex, multi-site needs of large and emerging customers in the energy sector.  In 2008 we continued to invest in our distribution network by opening a branch operation in Red Earth, Alberta and by expanding our facilities at five existing branch operations.  Last spring, we successfully completed the move to our new 151,000 square foot Distribution Centre and nine acre pipe yard located in Edmonton, Alberta which positions us to service our growing distribution network.  Organic growth is expected to be complemented by selected acquisitions such as the December 2007 acquisition of JEN Supply which increased our market share in two existing markets and expanded our presence in two additional markets.

•

Expand our production equipment service capability to capture more of the product life cycle requirements for the equipment we sell such as down hole pump repair, oilfield engine maintenance, well optimization and on site project management. This will differentiate our service offering from our competitors and deepen our relationship with customers.  In the first quarter of 2009, we plan to open a valve actuation centre at our Distribution Centre, to service our customers’ valve automation requirements.  The acquisition of Full Tilt in July 2007 provided us with the capability to service oilfield engines and parts that we were previously selling, and, by doing so; position us to attract new customers to our core oilfield equipment distribution business.

•

Focus on the oil sands and industrial project and MRO business by leveraging our existing supply chain infrastructure, product and project expertise. The Company is expanding its product line and supplier relationships and expertise to provide the automation, instrumentation and other specialty products that these customers require.

Fourth Quarter Operating Results

The following table summarizes CE Franklin’s results of operations:

(in millions of Cdn. dollars except per share data)
	Three Months Ended December 31				Year Ended December 31
	2008		2007		2008		2007

Sales	$ 161.2	1.0%	$ 112.3	1.0%	$ 547.4	1.0%	$ 466.3	1.0%
Cost of sales	(12,730.0)	(0.8)%	(9,190.0)	(0.8)%	(43,970.0)	(0.8)%	(38,170.0)	(0.8)%
Gross profit	3,390.0	0.2%	2,040.0	0.2%	10,770.0	0.2%	8,460.0	0.2%

Selling, general and administrative expenses	(1,950.0)	(0.1)%	(1,530.0)	(0.1)%	(7,160.0)	(0.1)%	(5,810.0)	(0.1)%
Foreign exchange loss	(10.0)	-	-	0.0%	(20.0)	(0.0)%	(80.0)	(0.0)%

EBITDA	1,430.0	0.1%	510.0	0.0%	3,580.0	0.1%	2,570.0	0.1%
Amortization	(60.0)	(0.0)%	(0.7)	(0.0)%	(240.0)	(0.0)%	(2.8)	(0.0)%
Interest	(20.0)	(0.0)%	(0.5)	(0.0)%	(100.0)	(0.0)%	(2.0)	(0.0)%
Income before taxes	13.5	0.1%	3.9	0.0%	32.4	0.1%	20.9	0.0%
Income tax expense	(470.0)	(0.0)%	(1.5)	(0.0)%	(1,070.0)	(0.0)%	(7.3)	(0.0)%
Net income	8.8	0.1%	2.4	0.0%	21.7	0.0%	13.6	0.0%

Net income per share
Basic	$ 0.48		$ 0.13		$ 1.19		$ 0.74
Diluted	$ 0.47		$ 0.13		$ 1.17		$ 0.72

Weighted average number of shares outstanding (000's)
Basic	18,149		18,393		18,255		18,337
Diluted	18,392		18,863		18,561		18,807

Sales

Sales for the quarter ended December 31, 2008 were $161.2 million, up 44% from the quarter ended December 31, 2007, as detailed above in the “Financial Highlights” discussion.

(in millions of Cdn. $)
	Three months ended Dec 31				Year ended Dec 31
	2008		2007		2008		2007
End use sales demand	$	%	$	%	$	%	$	%
Capital projects	97.3	60	62.7	56	314.0	57	269.6	58
Maintenance, repair and operating supplies (MRO)	63.9	40	49.6	44	233.4	43	196.7	42
Total sales	161.2	100	112.3	100	547.4	100	466.3	100

Note: Capital project end use sales are defined by the Company as consisting of tubulars and 80% of pipe, flanges and fittings; and valves and accessories product sales respectively; MRO Sales are defined by the Company as consisting of pumps and production equipment, production services; general product and 20% of pipes, flanges and fittings; and valves and accessory product sales respectively.

The Company uses oil and gas well completions and average rig counts as industry activity measures to assess demand for oilfield equipment used in capital projects.  Oil and gas well completions require the products sold by the Company to complete a well and bring production on stream and are a good general indicator of energy industry activity levels.  Average drilling rig counts are also used by management to assess industry activity levels as the number of rigs in use ultimately drives well completion requirements.  The relative level of oil and gas commodity prices are a key driver of industry capital project activity as product prices directly impact the economic returns realized by oil and gas companies. Well completion, rig count and commodity price information for the fourth quarter and years 2008 and 2007 are provided in the table below.

	Q4 Average		%	Year Average		%
	2008	2007	change	2008	2007	change

Gas - Cdn. $/gj (AECO spot)	$6.76	$6.16	10%	$8.18	$6.47	26%
Oil - Cdn. $/bbl (Synthetic Crude)	$65.19	$85.70	(0%)	$103.03	$76.48	35%

Average rig count	387	386	0%	398	367	8%

Well completions:
Oil	2,160	1,480	0%	6,223	5,443	0%
Gas	4,811	3,546	0%	12,342	12,717	(0%)
Total well completions	6,971	5,026	0%	18,565	18,160	0%
Average statistics are shown except for well completions.

Sources: Oil and Gas prices – First Energy Capital Corp.; Rig count data – Hughes Christensen; Well completion data – Daily Oil Bulletin

Sales of capital project related products were $97.3 million in the fourth quarter of 2008, up 55% ($34.6 million) from the fourth quarter of 2007. Total well completions increased by 39% to 6,971 in the fourth quarter of 2008 while the average working rig count was comparable to the prior year period at 387 rigs. Gas wells comprised 69% of the total wells completed in western Canada in the fourth quarter of 2008 compared to 71% in the fourth quarter of 2007. Oil and gas capital expenditure activity began to recover in the second and third quarters of 2008 and continued through the fourth quarter resulting in part from emerging gas exploration plays in northeast British Columbia and oil pool development in southeast Saskatchewan combined with strong oil and gas prices earlier in the year. Spot gas and oil prices ended the fourth quarter at $6.63 per GJ (AECO) and $34.61 per bbl (Synthetic Crude), a decrease of 2% and 47%, respectively, from fourth quarter average prices. This, in combination with the volatility experienced across global capital markets, is expected to result in reduced industry cash flow, access to capital and capital expenditure economics, which in turn is expected to decrease demand for the Company’s products in 2009.

MRO product sales are related to overall oil and gas industry production levels and tend to be more stable than capital project sales.  MRO product sales for the quarter ended December 31, 2008 increased by $14.3 million (29%) to $63.9 million compared to the quarter ended December 31, 2007 and comprised 40% of the Company’s total sales. The acquisition of JEN Supply in December 2007 contributed incremental sales of $6.4 million.

The Company’s strategy is to grow profitability by focusing on its core western Canadian oilfield equipment service business, complemented by an increase in the product life cycle services provided to its customers, and the focus on the emerging oil sands capital project and MRO sales opportunities. Revenue results of these initiatives to date are provided below:

	Q4 2008		Q4 2007		2008		2007
Sales ($millions)	$	%	$	%	$	%	$	%
Oilfield	141.9	88	107.1	95	491.3	90	431.4	93
Oil sands	14.5	9	2.9	3	39.4	7	23.7	5
Production services	4.8	3	2.3	2	16.7	3	11.2	2
Total sales	161.2	100	112.3	100	547.4	100	466.3	100

Sales of oilfield products to conventional western Canada oil and gas end use applications were $141.9 million for the fourth quarter of 2008, up 32% from the fourth quarter of 2007. Over half of this increase was comprised of incremental sales from the acquisition of JEN Supply and the increased sale of tubular steel products with the remaining increase driven by the 39% increase in well completions compared to the prior year period.

Sales to oil sands end use applications increased to $14.5 million in the fourth quarter compared to $2.9 million in the fourth quarter of 2007. The Company continues to position its sales focus and Distribution Centre and Fort McMurray branch to penetrate this emerging market for capital project and MRO products.

Production service sales were $4.8 million in the fourth quarter of 2008 compared to $2.3 million in the fourth quarter of 2007.  Full Tilt was acquired at the end of the second quarter of 2007, which provides oilfield engine maintenance and crane equipment services based in Lloydminster.

Gross Profit

	Q4 2008	Q4 2007	2008	2007

Gross profit (millions)	$33.9	$20.4	$107.7	$84.6
Gross profit margin as a % of sales	0.2%	0.2%	0.2%	0.2%

Gross profit composition by product sales category:
Tubulars	15%	9%	13%	8%
Pipe, flanges and fittings	32%	29%	31%	32%
Valves and accessories	15%	18%	17%	18%
Pumps, production equipment and services	13%	17%	15%	17%
General	25%	27%	24%	25%
Total gross profit	100%	100%	100%	100%

Gross profit reached a record $33.9 million in the fourth quarter of 2008, up $13.5 million (66%) from the fourth quarter of 2007 due to the 44% increase in sales and improved gross profit margins due to increased supplier rebates associated with higher purchasing levels and improved tubular margins reflecting tight product supply conditions. Gross profit composition in the fourth quarter of 2008 remained fairly consistent with the prior year period with the exception of tubulars, where sales and gross profit increased due in part to the product cost inflation of steel and tight product supply conditions.

Selling, General and Administrative (“SG&A”) Costs

	Q4 2008		Q4 2007		2008		2007
($millions)	$	%	$	%	$	%	$	%
People costs	11.4	59	8.6	56	41.3	58	32.8	57
Selling costs	3.2	16	2.4	16	10.2	14	7.8	13
Facility and office costs	3.3	17	2.4	16	12.8	18	9.7	17
Other	1.6	8	2.0	12	7.3	10	7.8	13
SG&A costs	19.5	100	15.4	100	71.6	100	58.1	100
SG&A costs as % of sales	12%		14%		13%		12%

SG&A costs increased $4.1 million (27%) in the fourth quarter of 2008 from the prior year period and represented 12% of sales compared to 14% in the prior year period. The increase in people costs of $2.8 million reflects increased variable compensation due to the increase in earnings and a 13% increase in the number of employees.  Selling costs were up $0.8 million compared to the prior year period due to increased sales commissions and accounts receivable bad debt allowances.  Facility and office costs have increased in the fourth quarter of 2008 as the Company moved into a new, larger distribution centre in Edmonton in the second quarter.  The addition of the JEN Supply facilities and continued occupancy cost pressure in western Canada contributed the remaining increase in cost.  The Company leases 34 of its 44 branch locations as well as its corporate office in Calgary and Distribution Centre. Five branch locations are owned and five are operated by agents.  The Company mitigates the cyclical nature of industry activity levels by adjusting its variable and fixed (primarily salaries and benefits) SG&A costs as activity levels change.

Amortization Expense

Amortization expense of $0.6 million in the fourth quarter of 2008 was comparable to the fourth quarter of 2007.

Interest Expense

Interest expense was $0.2 million in the fourth quarter of 2008, down $0.3 million (53%) from the fourth quarter of 2007 due to lower average borrowing levels and a decline in average floating interest rates.

Foreign Exchange Loss

Foreign exchange losses were nominal at $0.1 million, despite significantly increased exchange rate volatility in the fourth quarter of 2008, and amounts were consistent with the fourth quarter of 2007.  Losses reflect the impact of the weakening Canadian dollar on United States dollar denominated product purchases and net working capital liabilities.

Income Tax Expense

The Company’s effective tax rate for the fourth quarter of 2008 was 35.0%, compared to 38.3% in the fourth quarter of 2007. This decrease was due principally to a reduction in statutory tax rates. Substantially all of the Company’s tax provision is currently payable.

Summary of Quarterly Financial Data

The selected quarterly financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP.  This information is derived from the Company’s unaudited quarterly financial statements.

(in millions of Cdn. dollars except per share data)
Unaudited	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	2007	2007	2007	2007	2008	2008	2008	2008

Sales	$ 15,430.0	$ 8,290.0	$ 11,680.0	$ 11,230.0	$ 14,060.0	$ 9,640.0	$ 14,930.0	$ 16,120.0

Gross profit	26.3	16.8	21.0	20.4	27.1	19.0	27.8	33.9
Gross profit %	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%

EBITDA	11.0	2.2	7.4	5.1	10.2	2.3	9.1	14.3
EBITDA as a % of sales	0.1%	0.0%	0.1%	0.0%	0.1%	0.0%	0.1%	0.1%

Net income	6.4	0.6	4.1	2.4	6.3	1.0	5.7	8.8
Net income as a % of sales	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%

Net income per share
Basic	$ 0.35	$ 0.03	$ 0.22	$ 0.13	$ 0.34	$ 0.05	$ 0.31	$ 0.48
Diluted	$ 0.34	$ 0.03	$ 0.22	$ 0.13	$ 0.34	$ 0.05	$ 0.31	$ 0.47

Net working capital(1)	124.0	127.0	128.7	134.7	117.4	114.9	123.1	142.8
Bank operating loan(1)	33.6	36.0	35.4	44.3	21.8	18.4	20.9	34.9

Total well completions	6,200	3,057	3,877	5,026	4,595	2,607	4,392	6,971

(1)Net working capital and bank operating loan amounts are as at quarter end.

The Company’s sales levels are affected by weather conditions.  As warm weather returns in the spring each year the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  As a result, the first and fourth quarters typically represent the busiest time for oil and gas industry activity and the highest sales activity for the Company.  Sales levels drop dramatically during the second quarter until such time as roads have dried and road bans have been lifted. This typically results in a significant reduction in earnings during the second quarter, as the Company does not reduce its SG&A expenses during the second quarter to offset the reduction in sales.  Net working capital (defined as current assets less accounts payable and accrued liabilities, income taxes payable and other current liabilities) and bank operating loan borrowing levels follow similar seasonal patterns as sales.

Liquidity and Capital Resources

The Company’s primary internal source of liquidity is cash flow from operating activities before net changes in non-cash working capital balances.  Cash flow from operating activities and the Company’s 364-day bank operating facility are used to finance the Company’s net working capital, capital expenditures required to maintain its operations and growth capital expenditures.

As at December 31, 2008, borrowings under the Company’s bank operating loan were $34.9 million, a decrease of $9.4 million from December 31, 2007.  Borrowing levels have decreased due to the Company generating $25.8 million in cash flow from operating activities, before net changes in non-cash working capital balances. This was offset by an $8.3 million increase in net working capital, $5.2 million in capital and other expenditures, $0.9 million in repayments of long term debt and capital lease obligations and $2.0 million for the purchase of shares to resource stock compensation obligations.

As at December 31, 2007, borrowings under the Company’s bank operating loan were $44.3 million, an increase of $10.3 million from December 31, 2006. Borrowing levels increased as business acquisitions of $18.0 million and net investments of $2.0 million to maintain property and equipment have been funded principally by bank borrowings and cash flow from operations of $9.8 million.

Net working capital was $142.8 million at December 31, 2008, an increase of $8.1 million from December 31, 2007.  Accounts receivable increased by $11.2 million (13%) to $100.5 million at December 31, 2008 from December 31, 2007, due to increased sales in the fourth quarter offset by a 18% improvement in days sales outstanding in accounts receivable (“DSO”) in the fourth quarter of 2008 to 51 days compared to 62 days in the fourth quarter of 2007. The improvement in DSO performance during the fourth quarter of 2008 was due in part to a more efficient invoicing process implemented in the first quarter of 2008 and a general improvement in collections performance. DSO is calculated using average sales per day for the quarter compared to the period end accounts receivable balance.  Inventory increased by $33.0 million (38%) at December 31, 2008 from December 31, 2007 in order to resource a similar increase in sales levels. Inventory turns for the fourth quarter of 2008 remained consistent at 4.2 times compared to 4.3 times in the fourth quarter of 2007.  Inventory turns are calculated using cost of goods sold for the quarter on an annualized basis compared to the period end inventory balance.  The company will adjust its investment in inventory to align with anticipated lower industry activity levels and compressed supplier lead times in 2009 in order to improve inventory turnover efficiency.  Accounts payable and accrued liabilities increased by $38.4 million (86%) to $83.2 million at December 31, 2008 from December 31, 2007 due mainly to an increase in purchasing to resource higher sales levels.

Capital expenditures in 2008 were $5.6 million, an increase of $3.6 million and $2.5 million over 2007 and 2006 expenditures respectively. The increase in expenditures were directed towards the new Distribution Centre which increased capacity by approximately 75% over the previous facility and the purchase of a new Fort St. John branch location which will more than double the Company’s capacity in the growing north east British Columbia market.

The Company has a 364 day bank operating loan facility in the amount of $60.0 million arranged with a syndicate of three banks that matures in July 2009.  The loan facility bears interest based on floating interest rates and is secured by a general security agreement covering all assets of the Company.   The maximum amount available under the facility is subject to a borrowing base formula applied to accounts receivable and inventories, and a covenant restricting the Company’s average debt to 2.25 times trailing twelve month EBITDA.  As at December 31, 2008, the Company’s average debt to EBITDA ratio was 0.7 times (December 31, 2007 – 1.7 times) which provides a maximum borrowing ability of $60 million under the facility.  As at December 31, 2008, the ratio of the Company’s debt to total capitalization (debt plus equity) was 20% (December 31, 2007 – 28%).

Contractual Obligations

There have been no material changes in off-balance sheet contractual commitments since December 31, 2007.

Capital Stock

The weighted average number of shares outstanding during the fourth quarter 2008 was 18.1 million, a decrease of 0.2 million shares over the prior year’s fourth quarter due principally to the purchase of common shares to resource restricted share unit obligations. The diluted weighted average number of shares outstanding was 18.4 million, a decrease of 0.5 million shares from the prior year’s fourth quarter.

As at December 31, 2008 and 2007, the following shares and securities convertible into shares were outstanding:

(millions)	December 31, 2008	December 31, 2007
	Shares	Shares
Shares outstanding	18.1	18.4
Stock options	1.3	1.3
Restricted share units	0.2	0.2
Shares outstanding and issuable	19.6	19.9

The Company has established an independent trust to purchase common shares of the Company on the open market to resource restricted share unit obligations.  During the three and twelve month periods ended December 31, 2008, 100,000 and 300,095 common shares were acquired by the trust at an average cost per share of $4.13 and $6.86 respectively (2007 – 25,000 for the three month period and 40,200 common shares for the twelve month period and at an average cost per share of $6.08 and $8.08 respectively). As at December 31, 2008, the trust held 343,892 shares (2007 - 54,551 shares).

On January 6, 2009, the Company announced a normal course issuer bid to purchase for cancellation, up to 900,000 common shares representing approximately 5% of its outstanding common shares.

Risk Factors

The Company is exposed to certain business and market risks including risks arising from transactions that are entered into the normal course of business, which are primarily related to interest rate changes and fluctuations in foreign exchange rates. During the reporting period, no events or transactions have occurred that would materially change the information disclosed in the Company Form 20F.

Forward Looking Statements

The information in this press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this press release, including those in under the caption “Risk factors”.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

?

forecasted oil and gas industry activity levels in 2009;

?

planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

?

the Company’s future financial condition or results of operations and future revenues and expenses;

?

the Company’s business strategy and other plans and objectives for future operations;

?

fluctuations in worldwide prices and demand for oil and gas;

?

fluctuations in the demand for the Company’s products and services.

Should one or more of the risks or uncertainties described above or elsewhere in this press release occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this press release and attributable to CE Franklin are qualified in their entirety by this cautionary statement.  This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue.  CE Franklin does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of filing this press release, except as required by law.

Additional Information

Additional information relating to CE Franklin, including its annual and quarterly 2008 Management Discussion and Analysis and interim consolidated financial statements and its Form 20-F / Annual Information Form, is available under the Company’s profile on the SEDAR website at www.sedar.com and at www.cefranklin.com

Conference Call and Webcast Information

A conference call to review the 2008 fourth quarter results, which is open to the public, will be held on Friday, January 30, 2009 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time).

Participants may join the call by dialing 1-416-644-3414 in Toronto or dialing 1-800-733-7571 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 1:00 p.m. Eastern Time on the same day by calling 1-416-640-1917 in Toronto or dialing 1-877-289-8525 and entering the Passcode of 21294300 followed by the pound sign and may be accessed until midnight Monday, February 9, 2009.

The call will also be webcast live at:  http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2518340 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, President and Chief Executive Officer will lead the discussion and will be accompanied by Mark Schweitzer, Vice President and Chief Financial Officer.  The discussion will be followed by a question and answer period.

For Further Information Contact:

Investor Relations

800-345-2858

403-531-5604

investor@cefranklin.com

CE Franklin Ltd.

Interim Consolidated Balance Sheets - Unaudited

	December 31	December 31
(in thousands of Canadian dollars)	2008	2007
Assets

Current assets
Accounts receivable	100,513	89,305
Inventories	119,459	86,414
Other	9,529	3,781
	229,501	179,500

Property and equipment	9,528	6,398
Goodwill	20,570	20,523
Future income taxes (note 2)	1,186	1,403
Other	649	891
	261,434	208,715

Liabilities

Current liabilities
Bank operating loan	34,948	44,301
Accounts payable and accrued liabilities	83,249	44,807
Income taxes payable	3,405	-
Current portion of long term debt and capital lease obligations	9	805
	121,611	89,913

Long term debt and capital lease obligations	500	582
	122,111	90,495

Shareholders* equity
Capital stock	22,498	24,306
Contributed surplus	18,835	17,671
Retained earnings	97,990	76,243
	139,323	118,220
	261,434	208,715

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Operations - Unaudited

	Three months ended		Twelve months ended
(in thousands of Canadian dollars except shares and per share amounts)	December 31		December 31
	2008	2007	2008	2007

Sales	161,196	112,263	547,429	466,275
Cost of sales	127,337	91,871	439,760	381,694
Gross profit	33,859	20,392	107,669	84,581

Other expenses
Selling, general and administrative expenses	19,443	15,352	71,587	58,053
Amortization	570	656	2,367	2,795
Interest expense	226	482	1,031	2,031
Foreign exchange (gain) loss	133	(35)	242	837
	20,372	16,455	75,227	63,716

Income before income taxes	13,487	3,937	32,442	20,865

Income tax expense (recovery) (note 3)
Current	4,343	1,442	10,474	7,541
Future	376	68	221	(243)
	4,719	1,510	10,695	7,298

Net and comprehensive income for the period	8,768	2,427	21,747	13,567

Net income per share
Basic	0.48	0.13	1.19	0.74
Diluted	0.47	0.13	1.17	0.72

Weighted average number of shares outstanding (000's)
Basic	18,149	18,393	18,255	18,337
Diluted (note 2c)	18,392	18,863	18,561	18,807

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Changes in Shareholders’ Equity - Unaudited

	Three months ended		Twelve months ended
	December 31	December 31	December 31	December 31
(in thousands of Canadian dollars)	2008	2007	2008	2007

Cash flows from operating activities
Net income for the period	8,768	2,427	21,747	13,567
Items not affecting cash -
Amortization	570	656	2,367	2,795
Future income tax (recovery) expense	376	68	221	(243)
Loss on disposal of capital assets	74	-	74	-
Stock based compensation expense	217	450	1,365	1,924
	10,005	3,601	25,774	18,043
Net change in non-cash operating working capital balances
Accounts receivable	701	4,748	(10,997)	5,633
Inventories	(32,667)	1,502	(33,138)	12,974
Other current assets	(1,836)	(1,206)	(6,619)	79
Accounts payable and accured liabilities	10,140	(4,395)	38,128	(25,214)
Income taxes payable	3,929	(721)	4,253	(1,667)
	(9,728)	3,529	17,401	9,848

Cash flows from (used in) financing activities
Increase (Decrease) in bank operating loan	14,046	8,911	(9,353)	10,293
Decrease in long term debt and capital lease obligations	(119)	(40)	(878)	(476)
Issuance of capital stock	-	10	49	579
Purchase of capital stock in trust for RSU Plans	(416)	(152)	(2,058)	(325)
	13,511	8,729	(12,240)	10,071

Cash flows used in investing activities
Purchase of property and equipment	(3,783)	(119)	(5,602)	(1,956)
Business acquisitions	-	(12,139)	441	(17,963)
	(3,783)	(12,258)	(5,161)	(19,919)

Change in cash and cash equivalents during the period	-	-	-	-

Cash and cash equivalents- Beginning and end of period	-	-	-	-

Cash paid during the period for:
Interest on bank operating loan	223	474	1,001	1,999
Interest on capital lease obligations and long term debt	3	8	30	32
Income taxes	415	2,163	6,594	9,375

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Changes in Shareholders’ Equity - Unaudited

(in thousands of Canadian dollars and number of shares)	Capital Stock
	Number of Shares	$		Contributed Surplus		Retained Earnings		Shareholders' Equity

Balance - December 31, 2006	18,223	23,586		16,213		62,676		102,475

Stock options excercised	177	838		(259)		-		579
Restricted share units (RSU's) exercised	10	207		(207)		-		-
Stock based compensation expense	-	-		1,924		-		1,924
Purchase of shares in trust for RSU plans	(40)	(325)		-		-		(325)
Net income	-	-		-		13,567		13,567
Balance - December 31, 2007	18,370	24,306		17,671	0	76,243		118,220

Stock options exercised	13	69		(20)		-		49
Restricted share units (RSU's) exercised	11	181		(181)		-		-
Stock based compensation expense	-	-		1,365		-		1,365
Purchase of shares in trust for RSU Plans	(300)	(2,058)		-		-		(2,058)
Net income	-	-		-		21,747		21,747
Balance - December 31, 2008	18,094	22,498	-	18,835	-	97,990	-	139,323

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Note 1 - Accounting policies

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada applied on a consistent basis with CE Franklin Ltd.’s (the “Company”) annual consolidated financial statements for the year ended December 31, 2007, with the exception of policies relating to financial instruments, capital disclosures and inventories as noted below.  The disclosures provided below are incremental to those included in the annual consolidated financial statements.  These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements and the notes thereto for the year ended December 31, 2007.

Effective January 1, 2008 the Company adopted Section 1400 – Assessing Going Concern. The Standard was amended to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. Management has reviewed the guidance in section 1400 and determined that no material uncertainties exist with respect to the Company’s ability to continue as a going concern.

Effective January 1, 2008, the Company adopted Section 1535 – Capital Disclosures, Section 3862 – Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation. The standards establish presentation guidelines for financial instruments and deal with their classification, as well as providing readers of the financial statements with information pertinent to the Company’s objectives, policies and processes for managing capital.

Effective January 1, 2008, the Company adopted Section 3031 – Inventories. The standard establishes the accounting treatment for inventories and provides guidance on the determination of cost and subsequent recognition of expenses. The adoption of Section 3031 did not impact the determination of inventory costs and expense recorded by the Company. Inventories consisting primarily of goods purchased for resale are valued at the lower of average cost or net realizable value. Inventory obsolescence expense was charged to cost of sales in the year ending December 31, 2008 of $1,366,000 (2007 - $575,000; 2006 - $312,000). The reversal of any write down of inventory arising from an increase in net realizable value, shall be recognized as a reduction in the amount of obsolescence expense in the period in which the reversal occurred. As at December 31, 2008 and December 31, 2007, the Company had recorded reserves for inventory obsolescence of $2.8 million and $1.8 million respectively.

These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

The Company’s sales typically peak in the first quarter when drilling activity is at its highest levels. They then decline through the second and third quarters, rising again in the fourth quarter when preparation for the new winter drilling season commences. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, declining in the second and third quarters, and then rising again in the fourth quarter.

Note 2 – Capital stock

At December 31, 2008, the Company had 18.1 million common shares and 1.3 million options outstanding to acquire common shares at a weighted average exercise price of $5.80 per common share, of which 822,000 options were vested and exercisable at a weighted average exercise price of $4.88 per common share.

a) Stock options

Option activity for each of the twelve month periods ended December 31 was as follows:

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

000's	2008	2007

Outstanding at January 1	1,262	804
Granted	75	647
Exercised	(13)	(177)
Forfeited	(30)	(12)
Outstanding at December 31	1,294	1,262

There were no options granted during the three month period ended December 31, 2008. A total of 428,808 share options were granted at a weighted average strike price of $6.50 in the three month period ended December 31, 2007 for a fair value of $1,215,000. The fair value of the options granted during the twelve month period ended December 31, 2008 was $274,000 (December 31, 2007- $2,242,000) and were estimated as at the grant date using the Black-Scholes option pricing model, using the following assumptions:

	2008	2007
Dividend yield	Nil	Nil
Risk-free interest rate	3.88%	3.93%
Expected life	5 years	5 years
Expected volatility	50%	50%

Stock Option compensation expense recorded in the three and twelve month periods ended December 31, 2008 was $324,000 (2007 - $149,000) and $843,000 (2007- $528,000) respectively.

b) Restricted share units

The Company has Restricted Share Unit (“RSU”) and Deferred Share Unit (“DSU”) plans (collectively the “RSU Plans”), where by RSU’s and DSU’s are granted entitling the participant, at the Company’s option, to receive either a common share or cash equivalent value in exchange for a vested unit.  The vesting period for RSU’s is three years from the grant date. DSU’s vest on the date of grant.  Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to compensation expense and contributed surplus.  The contributed surplus balance is reduced as the vested units are exchanged for either common shares or cash. RSU activity for the twelve month periods ended December 31 was as follows:

000's	2008		2007
	RSU	DSU	RSU	DSU
Outstanding at January 1	178	37	120	12
Granted	1	33	78	25
Exercised	(11)	-	(10)	-
Forfeited	(7)	-	(10)	-
Outstanding at December 31	161	70	178	37

RSU plan compensation expense recorded in the three and twelve month periods ended December 31, 2008 was $107,000 recovery (2007- $269,000) and $521,000 (2007- $1,396,000) respectively.

The Company purchases its common shares on the open market to satisfy restricted share unit obligations through an independent trust.  The trust is considered to be a variable interest entity and is consolidated in the Company’s financial statements with the number and cost of shares held in trust, reported as a reduction of capital stock.  During the three and twelve month periods ended December 31, 2008, 100,000 and 300,095 common shares were acquired respectively by the trust (2007 – 25,000 and

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

40,200 common shares respectively) at a cost of $416,000 and $2,058,000 for the three and twelve month periods respectively (2007 - $152,000 and $325,000 respectively).

c) Reconciliation of weighted average number of diluted common shares outstanding (in 000’s)

The following table summarizes the common shares in calculating net earnings per share:

	Three Months Ended		Twelve Months Ended
	December 31	December 31	December 31	December 31
	2008	2007	2008	2007

Weighted average common shares outstanding- basic	18,149	18,393	18,255	18,337
Effect of Stock options and RSU Plans	243	470	306	470
Weighted average common shares outstanding- diluted	18,392	18,863	18,561	18,807

Net and comprehensive interim income
As reported	13,566	22,939	18,864
Compensation expense	-	196	551
Proforma	13,566	22,743	18,313

Net income per share
Basic
As reported	0.74	1.27	1.09
Proforma	0.74	1.26	1.06
Diluted
As reported	0.72	1.22	1.01
Proforma	0.72	1.21	0.98

Note 3 – Income taxes

a)

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

	Three Months Ended				Twelve Months Ended
	December 31				December 31
	2008	%	2007	%	2008	%	2007	%

Income before income taxes	13,487		3,937		32,442		20,865
Income taxes calculated at expected rates	4,033	29.9	1,285	32.6	9,700	29.9	6,807	32.6
Non-deductible items	580	4.3	92	2.3	899	2.8	434	2.1
Capital taxes	21	0.2	22	0.6	56	0.2	44	0.2
Adjustments on filing returns & other	85	0.6	111	2.8	40	0.1	13	0.1
	4,719	35.0	1,510	38.3	10,695	33.0	7,298	35.0

As at December 31, 2007, income taxes receivable of $848,000 were included in other current assets.

b)

Future income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purpose.  Significant components of future income tax assets and liabilities are as follows:

As at December 31	2008	2007
Assets
Property and equipment	855	874
RSU expense	289	648
Other	395	241
	1,539	1,763
Liabilities
Goodwill and other	353	360
Net future income tax asset	1,186	1,403

The Company believes it is more likely than not that all future income tax assets will be realized.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Note 4- Capital management

The Company’s primary source of capital is its shareholders equity and cash flow from operating activities before net changes in non-cash working capital balances. The Company augments these capital sources with a $60 million, 364 day bank operating loan facility which is used to finance its net working capital and general corporate requirements. The bank operating facility is arranged through a syndicate of three banks and matures in July 2009.

The maximum amount available to borrow under this facility is subject to a borrowing base formula applied to accounts receivable and inventories, and a covenant restricting the Company’s average guaranteed debt to 2.25 times trailing 12 month earnings before interest, amortization and taxes. As at December 31, 2008, this ratio was 0.7 times (December 31, 2007 – 1.7 times) and the maximum amount available to be borrowed under the facility was $60 million. In management’s opinion, the Company’s available borrowing capacity under its bank operating facility and ongoing cash flow from operations, are sufficient to resource its anticipated contractual commitments. The facility contains certain other restrictive covenants, which the Company was in compliance with as at December 31, 2008.

Note 5 – Financial instruments and risk management

a)

Fair values

The Company’s financial instruments recognized on the consolidated balance sheet consist of accounts receivable, accounts payable and accrued liabilities, bank operating loan, long term debt and obligations under capital leases. The fair values of these financial instruments, excluding the bank operating loan, long term debt and obligations under capital leases, approximate their carrying amounts due to their short- term maturity. At December 31, 2008, the fair value of the bank operating loan, long term debt and obligations under capital leases approximated their carrying values due to their floating interest rate nature and short term maturity.

b)

Credit risk

A substantial portion of the Company’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.

c)

Market risk

The Company is exposed to market risk from changes in the Canadian prime interest rate which can impact its borrowing costs. The Company purchases certain products in US dollars and sells such products to its customer typically priced in Canadian dollars. As a result, fluctuations in the value of the Canadian dollar relative to the US dollar can result in foreign exchange gains and losses.

d)

Risk management

From time to time the Company enters into foreign exchange forward contracts to manage its foreign exchange market risk by fixing the value of its liabilities and future purchase commitments. As at December 31, 2008, the Company had contracted to purchase US$2.0 million at fixed exchange rates with terms not exceeding six months. The fair market value of the contracts was nominal.

Note 6 – Related party transactions

Smith International Inc. (“Smith”) owns approximately 54% of the Company’s outstanding shares.  The Company is the exclusive distributor in Canada of down hole pump production equipment manufactured by Wilson Supply, a division of Smith.  Purchase of such equipment conducted in the normal course on commercial terms were as follows:

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

	December 31 2008	December 31 2007
Cost of sales for the three months ended	2,749	2,371

Cost of sales for the twelve months ended	10,680	9,253

Inventory	4,549	4,295

Accounts payable and accrued liabilities	759	313

Note 7 - Segmented reporting

The Company distributes oilfield products principally through its network of 44 branches located in western Canada to oil and gas industry customers.  Accordingly, the Company has determined that it operated through a single operating segment and geographic jurisdiction.